

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 22, 2022

Charles Gillespie
Chief Executive Officer
Gambling.com Group Ltd
c/o GDC America Inc.
514 North Franklin St, Suite 201
Tampa, FL 33602

> **Re: Gambling.com Group Ltd**
> **Registration Statement on Form F-3**
> **Filed on August 15, 2022**
> **File No. 333-266888**

Dear Mr. Gillespie :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services